UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  INVISA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    891063109
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 2 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
     EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,717,847
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,717,847
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,717,847
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.85%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 3 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.
     EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,031,333
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,031,333
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,031,333
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.14%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 4 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,119,761
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,119,761
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,119,761
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.46%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 5 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        2,504,104, some of which are held by Mercator Momentum Fund,
                    L.P. ("MMF"), some of which are held by Mercator Momentum
  OWNED BY          Fund III, L.P. ("MMF III"), some of which are owned by
                    Monarch Pointe Fund, Ltd. ("MPF"), and some of which are
    EACH            owned by M.A.G. Capital, LLC ("MAG"). MAG is the general
                    partner of MMF and controls the investments of MPF.
  REPORTING    -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
   PERSON
                    -0-
    WITH       -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    2,504,104, some of which are held by MMF, some by MMF III, some by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,504,104
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 6 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        2,504,104, all of which are held by MMF, MMF III, MPF and
                    MAG. David F. Firestone is Managing Member of MAG.
  OWNED BY     -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
    EACH
                    -0-
  REPORTING    -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
   PERSON
                    2,504,104, all of which are held by MMF, MMF III, MPF and
    WITH            MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
               9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,504,104
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 7 of 13 Pages

Item 1. Issuer.

      (a) The name of the issuer is Invisa, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 4400 Independence Court, Sarasota, Florida 34234.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("MMF") and Mercator Momentum Fund III, L.P. ("MMF III" and, together with MMF, the "Funds"), are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of MMF, MAG and David F. Firestone is 555
S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, its general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 891063109.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 8 of 13 Pages

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds, MPF and MAG each own warrants to purchase shares of Common Stock. MMF and MPF each own shares of the Series A Preferred Stock ("Series A Shares") issued by the Issuer which are convertible into Common Stock. Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. MMF III and MPF each own shares of the Series B Preferred Stock ("Series B Shares") issued by the Issuer which are convertible into Common Stock. Each Series B Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 80% of the average of the lowest three intra-day trading prices of the Common Stock during the ten trading days preceding the conversion, and upon the occurrence of any Event of Default, as defined in the transaction documents, the Conversion Prices will be reduced to 70% of the average of the lowest three intra-day trading prices of the Common Stock during the ten trading days preceding the conversion; providing, however, that the Conversion Price of the Series A Shares may not be less than $0.12 or more than $1.17, adjusted for stock splits and similar events and the Conversion Price of the Series B Shares may not be less than $0.12 or more than $0.275, adjusted for stock splits and similar events. The documentation governing the terms of the warrants, the Series A Shares and the Series B Shares contains provisions prohibiting any exercise of the warrants or conversion of Series A Shares or conversion of Series B Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of December 31, 2005, the Funds, MPF and MAG owned the following securities of the Issuer:

      MMF owned 384,343 shares of Common Stock, 4,785 Series A Shares and warrants to purchase up to 250,568 shares of Common Stock.

      MMF III owned 1,000 Series B Shares and warrants to purchase up to 198,000 shares of Common Stock.

      MPF owned 786,257 shares of Common Stock, 9,715 Series A Shares, 2,000 Series B Shares and warrants to purchase up to 901,432 shares of Common Stock.

      MAG owned warrants to purchase up to 900,000 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

                                  SCHEDULE 13G

CUSIP No. 891063109                                           Page 9 of 13 Pages

      The right to vote and the right to dispose of the shares beneficially owned by MMF, MMF III and MPF are, in each case, shared among MMF, MMF III or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 23,732,602 shares of Common Stock outstanding as of December 31, 2005, which is the number reported by the Issuer as outstanding as of November 30, 2005 in its amended Registration Statement on Form SB-2 filed February 2, 2006, the individual Reporting Persons had, on December 31, 2005, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                         Shares Owned            Percentage
                                         ------------            ----------

           MMF                              1,717,847               6.85%

           MMF III                          1,031,333               4.14%

           MPF                              2,119,761               8.46%

           MAG                              2,504,104               9.99%

           David F. Firestone               2,504,104               9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $0.12 with respect to the Series A Shares and the Series B Shares.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

                                  SCHEDULE 13G

CUSIP No. 891063109                                          Page 10 of 13 Pages

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 891063109                                          Page 11 of 13 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006                       MERCATOR MOMENTUM FUND, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated: May 1, 2006                       MERCATOR MOMENTUM FUND III, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated: May 1, 2006                       MONARCH POINTE FUND, LTD.

                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated: May 1, 2006                       M.A.G. CAPITAL, LLC

                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager
Dated: May 1, 2006
                                         /s/ David F. Firestone
                                         ---------------------------------------
                                                David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 891063109                                          Page 12 of 13 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 891063109                                          Page 13 of 13 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Invisa, Inc., beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  May 1, 2006

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
   --------------------------------------
    Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
   --------------------------------------
    Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
   --------------------------------------
    Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
   --------------------------------------
    Harry Aharonian, Portfolio Manager


/s/ David F. Firestone
-----------------------------------------
      David F. Firestone